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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ReGen Therapeutics Plc

*CURRENT ADDRESS Suite 406, Langham House
29-30 Margaret Street
London, W1W 8SA

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

FILE NO. 82- 34822

FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12-31-06
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ReGen Therapeutics Plc

Report and Financial Statements

Year Ended

31 December 2006

Contents

Directors

P W C Lomax	(Executive Chairman)
K B Corbin	(Channel Islands) (Non Executive Deputy Chairman)
N A C Lott	(Finance Director)
M J Small	(New Projects Director)
T S Shilton	(Development Director)
P R Garrod	(Non Executive Director)

Secretary and registered office N A C Lott, 8 Baker Street, London, W1U 3LL

Company number 3508592

Business address Suite 406, Langham House, 29-30 Margaret Street, London, W1W 8SA

Auditors BDO Stoy Hayward LLP, 8 Baker Street, London, W1U 3LL

Nominated adviser HB Corporate, 40 Marsh Wall, London, E14 9TP

Broker HB Corporate, 40 Marsh Wall, London, E14 9TP

Legal Advisers Wilmer Cutler Pickering Hale and Dorr LLP, Alder Castle, 10 Noble Street, London, EC2V 7QJ

Developing treatments for the management of cognitive decline and other neurological disorders, rehabilitation after traumatic brain injury, and building a sustainable healthcare business

ReGen Therapeutics Plc is developing the constituent peptides of the Colostrinin™ complex as a treatment for Alzheimer's disease and other neurological diseases and conditions It continues to develop Colostrinin™ as a nutraceutical for cognitive enhancement The Company widened its scientific base in 2006 by taking out an option to acquire Sciencom Limited, a private company, which has filed a patent application for a new use of existing drug, which has been shown to improve the rehabilitation of stroke and brain injury victims

HIGHLIGHTS OF 2006

- First commercialisation deal for nutraceutical Colostrinin™ signed in July 2006 with Metagenics Inc for the North American market
- February 2006 Sciencom acquired
- December 2006 zolpidem Phase IIa clinical trial starts in South Africa
- £1,930,000 raised in a two stage placing, which is being used to continue the Company's development programme

SCIENCE MILESTONES 2006

Colostrinin™:

- In January 2006 ReGen announced that the full results of an in-vitro study showed that Colostrinin™ could cause precursor nerve cells to differentiate and proliferate The potential to slow down or prevent the death of nerve cells in the brain has clear applicability to neurodegenerative diseases such as Alzheimer's, Parkinson's and Amyotrophic Lateral Sclerosis

- In August 2006 a further in-vitro study showed that Colostrinin™ reduced the spontaneous or induced mutation frequency in the DNA of cells This would suggest an impact on both the ageing process and the development of cancer

- Following on from the previous research ReGen announced in February 2007 that Colostrinin™ has been shown in an in-vivo study to increase the lifespan and improve the neurological performance of inbred mice predisposed to premature ageing

Zolpidem:

- In May 2006 consultants to the Company Drs Clauss and Nel published an article in the journal Neurorehabilitation showing that the 'arousal' effect of zolpidem in three subjects in a persistent vegetative state resulting from brain damage is maintained after daily treatment over a period of up to six years

2006 was a good year for ReGen in which some important milestones were achieved and which we highlight in the following paragraphs

FINANCIALS

Turnover increased by 250% over the previous year to £404,918, with cost of sales at £208,789 Development costs rose 11% to £825,888, which reflected the continuing increase in the Company's research and development programmes Other costs, primarily personnel rose by 12% to £1,672,486, which partly reflected the expansion at our Guildford subsidiary The result was that loss on ordinary activities after taxation increased by 5% to £2,253,000

The only major difference between 2006 and 2005 in balance sheet terms is the reduction in cash at bank and at hand The Board would like to point out that £1,138,813 was raised in February 2007 following the closure of the accounting period This money is being used in our development of Colostrinin™ and zolpidem

SCIENTIFIC AND COMMERCIAL DEVELOPMENT

Scientific development:
In 2006 ReGen published important papers on the development of both its main products Colostrinin™ and zolpidem

Colostrinin™:
In January 2006 ReGen announced that the full results of an in-vitro study showed that Colostrinin™ could cause precursor nerve cells to differentiate and proliferate This was published in the peer-reviewed journal Cell and Molecular Neurobiology[1] in January 2006 The potential to slow down or prevent the death of nerve cells in the brain has clear applicability to neurodegenerative diseases such as Alzheimer's, Parkinson's and Amyotrophic Lateral Sclerosis

In August 2006 a further in-vitro study published in the peer reviewed Journal of Experimental Therapeutics and Oncology [2] showed that Colostrinin™ reduced the spontaneous or induced mutation frequency in the DNA of cells This would suggest an impact on both the ageing process and the development of cancer

Following on from the previous research ReGen announced in February 2007 that Colostrinin™ has been shown in an in-vivo study[3] to increase the lifespan and improve the neurological performance of inbred mice predisposed to premature ageing

We are also currently screening peptides derived from Colostrinin™ in a programme designed to show activity in neurodegenerative disorders

Zolpidem:
In May 2006 consultants to the Company Drs Clauss and Nel published an article in the journal Neurorehabilitation[4] showing that the 'arousal' effect of zolpidem in three subjects in a persistent vegetative state resulting from brain damage is maintained after daily treatment over a period of up to six years

In December 2006 ReGen started a double blind Phase IIa 'clinical proof of concept' study in South Africa in known zolpidem responders The object of the trial is to maintain the reversal of brain dormancy and, with either lower dosage or a different formulation, to lower the sedative effect of zolpidem The results of this trial are expected in the first half of this year

---

[1] Volume 25, nos 7, November 2005
[2] Volume 5, pages 249 to 259
[3] Poster, 8th International Conference of Alzheimer's and Parkinson's disease, Salzburg, Austria, March 14-18 2007
[4] Volume 21, pages 23 to 28

SCIENTIFIC AND COMMERCIAL DEVELOPMENT *(Continued)*

Zolpidem:

The Company has a scientific background programme looking at the metabolites of zolpidem and the likely mode of action Research from this programme should be completed in the first half of 2007

We should also stress that a very large amount of media interest was generated by the zolpidem discoveries Currently, an independent TV production company is making a documentary about what zolpidem has done and this is expected to be screened in the UK and the US in the near future

Commercial development:
The crucial commercial development of the year was announced in July 2006 when ReGen signed its first commercialisation deal for Colostrinin™ ReGen entered into an exclusive licence agreement with Metagenics, Inc for the commercialisation of Colostrinin™ as a human nutraceutical in North America Headquartered in San Clemente, California, Metagenics is a leading developer, manufacturer and marketer of nutraceuticals, dedicated to researching and evaluating the effects of natural ingredients on genetic expression and protein activity Metagenics states that it serves over 30,000 healthcare practitioners in North America

ReGen produces bulk Colostrinin™ in South Dakota and is working with Metagenics to establish the best commercialisation strategy to introduce Colostrinin™ into the North American market The agreement provides Metagenics with the exclusive right to market Colostrinin™ via healthcare professionals with an option to extend this exclusivity into the retail channels, such as drugstores and supermarkets This option is valid for six months after first launch of a human nutraceutical containing Colostrinin™ and is subject to Metagenics being able to identify retail partners acceptable to ReGen and the achievement of certain performance criteria

ReGen is currently discussing licensing arrangements for other markets in particular Japan and Australia

We await the results of our zolpidem trial, which is proceeding in South Africa Following the results, if successful, we will examine whether it is in shareholders interests to try to obtain a licensing deal now or continue further work on the project

SUMMARY

With a commercial deal signed for Colostrinin™ and a clinical trial underway in zolpidem, 2006 was a good year for ReGen In our view 2007 is a pivotal year in which we expect Colostrinin™ to come to the market and we get the results and possible rewards of our zolpidem programme

Percy W Lomax
Executive Chairman

20 March 2007

Executive Summary

ReGen Therapeutics Plc was formed in 1998 to develop Colostrinin™ as a pharmaceutical for the treatment of Alzheimer's disease and other neurological disorders To provide capital for this programme the Company was floated on the Ofex market in December 1998 and on the Alternative Investment Market (AIM) of the London Stock Exchange in March 2000 In its public offerings and subsequent offerings the company has raised £18 2million We regard our ability to raise capital under difficult market conditions as crucial as it has enabled us to carry out our programmes

The Company has used its money to achieve a number of significant milestones

- ReGen's placebo-controlled clinical trial of Colostrinin™ in 106 Alzheimer's sufferers over 30 weeks (RG-010) was finished in the Summer of 2002 and reached statistical significance in its main clinical end-point of cognitive efficacy The results of this were published in the peer-reviewed Journal of Alzheimer's disease in February 2004
- Colostrinin™ mode of action papers published [5]
- Colostrinin™ bio-assays developed to enable manufacturing scale-up
- Colostrinin™ commercial production process defined
- Ongoing science programmes, at The University of Texas Medical Branch, Galveston and Roswell Park Cancer Institute, Buffalo in the USA and at the Open University, Milton Keynes in the UK
- Acquisition of Guildford Clinical Pharmacology Unit Limited in October 2004
- Acquisition of Sciencom Limited in February 2006
- Licensing deal for sale of nutraceutical Colostrinin™ signed with Metagenics for North America in July 2006
- Phase IIa clinical trial for zolpidem started in December 2006 in South Africa

The Company's programme includes the following targets

- To continue the development of pharmaceutical products based on the constituent peptides of Colostrinin™ for the treatment of Alzheimer's disease
- To advance our general science further and identify new applications for Colostrinin™ and its constituent peptides
- To sign further deals with co-development/licensing partners for the use of Colostrinin™ as a nutraceutical
- To finish zolpidem trial in first half of 2007
- To acquire further complementary businesses and projects

Background

ReGen Therapeutics Plc was formed in 1998 to undertake the development of Colostrinin™ as a pharmaceutical for the treatment of Alzheimer's disease and other neurological disorders Colostrinin™ is a proline-rich polypeptide complex developed from colostrum, mammals' first milk after the birth of an offspring and which is widely recognised for its immune properties

[5] I Boldogh et al, Journal of Molecular Neuroscience (2003), 20, 125-134, A Bacsi et al, Cellular and Molecular Neurobiology (2005), 25, 1123-1139, D Schuster et all, Neuropeptides (2005), 39, 419-26

Background *(Continued)*

ReGen acquired the intellectual property rights for Colostrinin™ from the Ludwik Hirszfeld Institute of Immunology & Experimental Therapy in Wroclaw, Poland that had been carrying out tests on patients for a number of years with apparent success

ReGen made a decision to conduct initial patient trials in Poland as the authorities there were satisfied as to the safety of the drug following trials in Poland between 1995 and 1998 The largest and most robust of these, a study showing that Colostrinin™ was more effective than placebo and organic selenium and was well-tolerated, was published in 1999 [6]

ReGen's placebo-controlled clinical trial on 106 Alzheimer's sufferers over 30 weeks (RG-010) was completed in the summer of 2002 and the results demonstrated efficacy in a significant proportion of patients treated, with no safety concerns A peer- reviewed manuscript detailing the full results of the study was published in the February 2004 edition of the Journal of Alzheimer's Disease [7]

Key results of the study were

- Approximately 40% of patients on Colostrinin™ were stabilised or improved after 15 weeks of therapy, based on an Analysis of Overall Response
- 33% of patients continued to show stabilisation or improvement after 30 weeks of treatment, although levels of benefit were slightly higher at the 15-week stage of the trial
- Statistical significance achieved with regard to the primary measure of efficacy – ADAS cog (a measure of cognitive/memory function) and the secondary endpoint Independent Activities of Daily Living (IADL)
- Efficacy demonstrated in both mild and moderate symptom groups as measured by ADAS cog, with greatest effects seen in earlier stages of the disease
- No drug-related serious adverse events or safety concerns were observed during the trial

Following completion of this trial ReGen has been pursuing an extensive scientific development programme, much of it in collaboration with the University of Texas Medical Branch

Key areas of activity have focused on developing a greater understanding of the mode of action of Colostrinin™ and it's constituent peptides, which in turn has enabled development of bio-assays and the identification of functional (in-vivo) models

During our discussions in 2004 with potential pharmaceutical and nutraceutical licensing partners, it became apparent to us that a product such as Colostrinin™ would be more commercially attractive as a nutraceutical We therefore focused on producing Colostrinin™ as a nutraceutical product and have signed a licensing agreement with Metagenics Inc for North America and have ongoing discussions for the rest of the world particularly in Japan and Australia

---

[6] J Leszek et al (1999), Archivum Immunologiae et Therapiae Experimentalis (Archives of Immunology and Experimental Therapy), 47, 377-385

[7] A Bilikiewicz and W Gaus (2004), Journal of Alzheimer's Disease, 6, 17-26

Background *(Continued)*

Our scientific evidence, taken together with the publication of the findings of our clinical trial RG-010 in the peer reviewed Journal of Alzheimer's Disease, gives us confidence in the activity of Colostrinin™ in Alzheimer's disease Thus we are in the process of characterizing the compounds constituent peptides, in the belief that this will lead to the development of a classical small molecular weight pharmaceutical product with a biological activity similar to or exceeding that of Colostrinin™ In fact, one of the constituent peptides, a nine amino-acid peptide, has been already identified, synthesized and proved to facilitate learning and memory in a rat model (subsequently, another nine amino-acid residue peptide has been shown to be neuroprotective in an in-vitro model predictive of activity in Parkinson's disease) We would stress that there is still no adequate treatment for Alzheimer's disease and that the leading current product has sales of over $1 billion per annum

Colostrinin™ Science Programme

Colostrinin™ was first isolated from ovine colostrum and characterised as a proline-rich polypeptide (Janusz 1974) Colostrinin™ has been shown to be an immunoregulator that may induce maturation and differentiation of murine thymocytes Also, it was demonstrated that Colostrinin™, and its active nonapeptide fragment (NP), obtained after proteolytic digestion, are inducers of IFN gamma and TNF alpha in the peripheral blood lymphocytes

Details on the potential mode of action of Colostrinin™ were first presented at the 18th International Conference on Alzheimer's disease in Barcelona, Spain in October 2002 This work has since been published in the Journal of Molecular Neuroscience

This showed that Colostrinin™ reduces the abundance of 4HNE-protein adducts, reduces intracellular levels of reactive oxygen species, inhibits 4HNE-mediated glutathione (GSH) depletion (important for maintenance of cellular red-ox status, metabolism and enzyme regulation) and inhibits 4HNE-induced activation of p53 protein and c-Jun NH2-terminal kinase enzymes (both involved in the process of apoptosis – programmed cell death)

Four major scientific announcements were made during 2004.

In May 2004 at the 14th Alzheimer Europe Conference scientists presented two papers in one they showed that Colostrinin™ can prevent the aggregation of beta amyloid and reduce its toxic effect on neuroblastoma cells and in another one they showed that Colostrinin™ can block the proliferation and promote the differentiation of primary cells into neuronal cells

In July 2004 at the 9th International Conference on Alzheimer's Disease and Related Disorders scientists reported that the neuroprotective effects of Colostrinin™ can be due, in part, to a decrease in beta amyloid-induced apoptosis

Also in the same month, at the Federation of European Neurological Societies meeting it was reported that Colostrinin™ was able to enhance memory when compared with control saline injections in young chicks

Finally, in October 2004 at The Society for Neuroscience meeting, the same scientists, again in the chick model, showed that pre-treatment with Colostrinin™ can limit the memory impairment induced by beta amyloid, a toxic protein involved in the pathology of Alzheimer's disease Bovine sourced Colostrinin™ made by ReGen's new production process was shown to have the same activity profile as the ovine-sourced material as used in clinical studies

In 2005 further scientific milestones were achieved:

Patents:

In February the United States Patent and Trademark Office has granted two patents regarding Colostrinin™ 1) US Patent No 6,852,685 for the use of Colostrinin™ and its constituent peptides as a promoter of neuronal cell differentiation, and 2) US Patent No 6,852,700 for the use of Colostrinin™ as a medicament, particularly in the treatment of chronic disorders of the central nervous system and the immune system

In August – ReGen announced the grant of a US patent No 6,903,068 on the use of Colostrinin™ and its constituent peptides to promote induction of cytokines The induction of cytokines can modulate the immune response in patients with Alzheimer's disease

In September – the United States Patent and Trademark Office has granted patent No 6,939,847 for the use of Colostrinin™ and its constituent peptides as oxidative stress regulators

Scientific Studies:

In April 2005 ReGen announced that Colostrinin™ and a nine amino acid synthetic homolog of a Colostrinin™ derived peptide showed neuroprotection in a cell line model of Parkinson's disease

In June 2005 the peer-reviewed journal 'Neuropeptides' published an article showing that Colostrinin™ can prevent the aggregation of beta amyloid – a toxic protein that builds up in the brains of Alzheimer's disease sufferers

In October 2005 ReGen presented an important paper regarding the effects of Colostrinin™ on life span in mice at the 21st International Conference of Alzheimer's Disease International in Istanbul

The significance of this work is that it suggests several interrelated ways in which Colostrinin™, or more specifically its constituent peptides, might achieve its clinical activity

- Reduction/prevention of oxidative stress
- Encouragement of neuronal cell production
- Reduction/prevention of apoptosis
- Reduction/prevention of beta amyloid aggregation
- Increase the life span of neuronal cells

Oxidative stress is a general term for the build-up of harmful reactive oxygen species (ROS) as a result of normal/abnormal cell metabolism This age-related build-up gradually overwhelms the normal processes, in which ROS are neutralized, leading to the modification of important molecules (e g enzymes) and the impairment of their function, ultimately leading to disease Oxidative stress has recently been implicated as a key feature in the development of many age-related disorders, including neurodegenerative diseases such as Alzheimer's disease and Parkinson's disease or multiple sclerosis In 2005 for the first time we showed activity of Colostrinin™ and a Colostrinin™ derived peptide in a cell model predictive of Parkinson's disease We are investigating this further

Apoptosis, known as programmed cell death, is the mechanism by which cells are caused to die when they reach the end of their life expectancy However, premature apoptosis is often triggered by many pathological conditions including inflammation In Alzheimer's disease, a particular example of brain inflammation, apoptosis is an important factor in progression of the disease

In 2005 further scientific milestones were achieved: *(Continued)*

Scientific Studies: *(Continued)*

Alzheimer's disease is characterised by the accumulation of abnormal protein fibrils, including senile plaques, causing selective neuronal loss in the central nervous system The primary components of senile plaques are insoluble aggregates of a peptide called amyloid beta In addition, an abnormally high level of iron is witnessed in the brains of Alzheimer's disease patients This is thought to stimulate oxidative stress in the brain, giving rise to free radicals which then go on to damage cells and cause subsequent brain inflammation

Developments in 2006:

Colostrinin™ development

In January 2006 ReGen announced that the full results of an in-vitro study showed that Colostrinin™ could cause precursor nerve cells to differentiate and proliferate This was published in the peer-reviewed journal Cell and Molecular Neurobiology The potential to slow down or prevent the death of nerve cells in the brain has clear applicability to neurodegenerative diseases such as Alzheimer's, Parkinson's and Amyotrophic Lateral Sclerosis

In August 2006 a further in-vitro study published in the peer-reviewed Journal of Experimental Therapeutics and Oncology showed that Colostrinin™ reduced the spontaneous or induced mutation frequency in the DNA of cells This would suggest an impact on both the ageing process and the development of cancer

Following on from the previous research, ReGen announced in February 2007, that Colostrinin™ has been shown in an in-vivo study to increase the lifespan and improve the neurological performance of inbred mice predisposed to premature ageing

Colostrinin™ as a Nutraceutical

As we have already said our development programme for Colostrinin™ is now focussed on developing it as a nutraceutical Based on discussions with potential partners this could be as a stand-alone product or as part of a range of supplements for 'maintenance of healthy mental function' in the vast and increasing aged population at risk of cognitive decline

Developments in 2006: *(Continued)*

Business Opportunity

Cognitive decline in the elderly can be viewed as a progressive disease


elderly well
MCI
mild
moderate
severe
Alzheimer's Disease
Cognitive Ability
Time

Most attempts at pharmaceutical intervention have targeted mild and moderate Alzheimer's disease, but a product that treated people with Mild Cognitive Impairment (MCI) or delayed their progression into and through this phase would have a large impact on the health of the elderly We believe that this population is best accessed through nutraceutical products and, based on its natural source and the clinical results to date, Colostrinin™ has the profile to address this market

Incidence and prevalence of age-related neurodegenerative disorders, including MCI and Alzheimer's disease, is increasing worldwide as people live longer The prevalence of such disorders increases from one percent of the population in their early sixties to 25-50 percent in their late eighties In 2006, 18 million people worldwide suffered from Alzheimer's disease and this is estimated to reach 34 million by 2025 *(Source Alzheimer's Disease International)*

By 2009 the demand for anti-ageing nutraceutical products and services is predicted to reach around $72 billion in the US *(Source Nutrition Business Journal)* Active ingredients in anti-ageing pharmaceuticals will continue to comprise the largest segment of anti-ageing product chemicals, accounting for more than one quarter of such compounds Neurological agents for the treatment of Alzheimer's disease and other age-related neurodegenerative disorders are expected to record robust growth, supported by medical advances The anti-ageing study that we reported on in 2005 is helpful in gaining acceptance for Colostrinin™ in this field

Colostrinin™, a colostrum-derived complex of proline-rich polypeptides, has been shown to have potential benefit for the treatment of age related neurodegenerative disorders including Alzheimer's disease Colostrinin™ potentially falls into the disease-modifying category because of its antioxidant effect and prevention of aggregation of β-amyloid peptides, which are both implicated in Alzheimer's disease It has been given to over 150 patients with consistent evidence of efficacy and no safety concerns

Developments in 2006: *(Continued)*

So far no therapeutic approach has halted disease progression convincingly Therefore, Colostrinin™ has the potential to be one of the major products to succeed in this expanding market place as it could be taken prophylactically by otherwise healthy elderly people who may be at risk from developing Alzheimer's disease merely because of their increasing age

A crucial commercial development was announced in July 2006 when ReGen signed its first commercialisation deal for Colostrinin™ ReGen entered into an exclusive licence agreement with Metagenics, Inc for the commercialisation of Colostrinin™ as a human nutraceutical in North America Headquartered in San Clemente, California, Metagenics is a leading developer, manufacturer and marketer of nutraceuticals, dedicated to researching and evaluating the effects of natural ingredients on genetic expression and protein activity Metagenics states that it serves over 30,000 healthcare practitioners in North America

ReGen produces bulk Colostrinin™ in South Dakota and is working with Metagenics to establish the best commercialisation strategy to introduce Colostrinin™ into the North American market in the fourth quarter of 2007 The agreement provides Metagenics with the exclusive right to market Colostrinin™ via healthcare professionals with an option to extend this exclusivity into the retail channels, such as drugstores and supermarkets This option is valid for six months after first launch of a human nutraceutical containing Colostrinin™ and is subject to Metagenics being able to identify retail partners acceptable to ReGen and the achievement of certain performance criteria

ReGen is currently discussing licensing arrangements for other markets, in particular Japan and Australia

About Alzheimer's disease (Source Alzheimer's Disease International)

Alzheimer's disease is the most common cause of dementia Dementia is a collective name for progressive degenerative brain syndrome, which affects memory, thinking, behaviour and emotion

Symptoms may include

- loss of memory
- difficulty in finding the right words or understanding what people are saying
- difficulty in performing previously routine tasks, and
- personality and mood changes

There are currently an estimated 18 million people in the world with dementia 66% of people with dementia live in developing countries

There is no cure for Alzheimer's disease or for most other causes of dementia However, many of the problems associated with dementia such as restlessness and depression can be treated It may also be possible, especially in the early stages of dementia, to improve someone's memory with medication There is an immense amount of research into new drug treatments for Alzheimer's disease and the other dementias

Developments in 2006: *(Continued)*

About Alzheimer's disease (Source Alzheimer's Disease International) *(Continued)*

Recent developments have been in the form of a group of drugs known as cholinesterase inhibitors or anti-cholinesterase drugs These drugs work by reducing the breakdown of acetylcholine in the brain Acetylcholine is a chemical substance that occurs naturally in the brain and enables nerve cells in the brain to pass messages to each other Research has shown that many people with Alzheimer's disease have a reduced amount of acetylcholine, and it is thought that the loss of this chemical may result in deterioration of memory Unfortunately this class of drugs has a number of side effects which may include diarrhoea, nausea, insomnia, fatigue and loss of appetite These drugs are not a cure, and may only stabilise some of the symptoms of early to mid stage Alzheimer's disease for a limited period of time The same concept has been tested with acetylcholine boosters The objective here is not to inhibit acetylcholinesterase, but to induce the production of acetylcholine

Other potential uses for Colostrinin™

A proteomics screen with Colostrinin™ has shown that it has the ability to upregulate certain proteins in vitro This confirms that active principles within Colostrinin™ are able to activate specific genes and direct the synthesis of very important proteins This line of reasoning has been given further encouragement by a study reported in April 2005 that Colostrinin™ and a nine amino acid synthetic homologue of a Colostrinin™ derived peptide showed neuroprotection in a cell line model of Parkinson's disease We believe we may be able to identify further new potential disease targets and uses for Colostrinin™, its constituent peptides or small molecular weight substances based on their activity
We are currently screening peptides derived from Colostrinin™ in a programme designed to show activity in neurodegenerative disorders

We are also investigating the possibility of using Colostrinin™ as a veterinary nutraceutical

Sciencom – zolpidem a potential new use

On the 6 September 2005 it was announced that ReGen had entered into an exclusive option arrangement with Sciencom, a private company, which has discovered an important new use for zolpidem, a long established drug, currently marketed for the treatment of insomnia A patent application has been filed to cover this new use Following the success of the feasibility study Sciencom was acquired outright in February 2006

The clinical effect discovered in a number of 'open' clinical case observations is that zolpidem can normalise areas of brain dormancy secondary to a primary lesion in brain damage conditions The clinical effects of this dormancy reversal have been restoration of consciousness, swallowing, co-ordination and motor function after stroke and traumatic brain injury Given that stroke alone is the largest single cause of severe disability in England and Wales, with over 450,000 people being affected at any one time, the Company believes that this represents a significant medical and commercial opportunity

This reversal of dormancy has been visualised by SPECT brain scanning on dosing with zolpidem The clinical effect is generally proportional to the size and position of the dormant area and correlates with drug levels in the brain/plasma Whilst to date these effects have been achieved with existing formulations these are less than ideal for the new use, with sedation as a significant limiting factor ReGen is therefore looking to develop new formulations to optimise the delivery of this important clinical benefit to a diverse range of patients

Developments in 2006: *(Continued)*

Sciencom – zolpidem a potential new use *(Continued)*

ReGen is carrying out a Phase IIa clinical study on zolpidem in South Africa, managed by our subsidiary CRO Guildford Clinical Pharmacology Unit Limited In this study we are comparing a novel formulation with a standard formulation in known zolpidem responders and at varying dosages The object of the trial is to establish if efficacy can be maintained but sedation lowered The study will be completed in the first half of 2007 We estimate the global potential market size to be $4 3 billion *(Source ReGen from US Government source statistics)*

Guildford Clinical Pharmacology Unit Limited

In October 2004 the Company acquired Guildford Clinical Pharmacology Unit Limited (GCPUL), a Contract Research Organisation based in Surrey, England

GCPUL provides a high quality service in performing clinical trials for the pharmaceutical and biotechnology industry, using its associations with the Royal Surrey County Hospital and the University of Surrey Over the past ten years GCPUL has established a reputation for delivering quality research to its clients and has successfully completed studies embracing a wide spectrum of therapeutic areas, encompassing First-Dose to Man through to Phase II studies

Our Market Place, Principal Risks and Uncertainties, Outlook

ReGen is active in three areas, pharmaceutical development, a nutraceutical product and Guildford Clinical Pharmacology Unit Limited

ReGen's original focus, and even today its primary long term focus, is as a researcher and developer of pharmaceuticals Pharmaceuticals are medicines sold primarily through doctors and hospitals but can also be "over the counter medicines" (OTC) The primary factor in rewards from pharmaceuticals is that a patented compound will be able to enjoy a monopoly profit by the virtue of its unique properties A patent lasts for twenty years after which the product becomes a generic (i e anyone can sell it and price and profits fall sharply) The object of the pharmaceutical company exercise is to deliver a product to market as rapidly as possible to take the full benefit of the monopoly profit whilst the product is patent protected

ReGen has an original patent on Colostrinin™ relating to 1996 and subsequent patents on its peptides The use patent on zolpidem was applied for in May 2004 it therefore has a significant period of time in which to develop its compounds

Our Market Place, Principal Risks and Uncertainties, Outlook *(Continued)*

ReGen is, however, a tiny player within the International pharmaceutical market The therapy area in which it operates – Central Nervous System – accounts for around 19% of the world market with MAT sales of $71 billion to September 2006 *(Source IMS Healthcare)* As we see in the table below the largest geographical market is the USA

Geographical Split of World Pharmaceutical Sales

	12 Months September 06	% of Total
Selected World	**380,931**	**100**
North America	**206,332**	**54**
USA	192,948	51
Canada	13,384	3
Europe (leading 5)	**93,268**	**24**
Germany	27,080	7
France	24,892	6
Italy	14,803	4
United Kingdom	15,280	4
Spain	11,213	3
Japan (including hospital)	**56,851**	**15**
Latin America (leading 3)	**18,774**	**5**
Mexico	7,972	2
Brazil	8,581	2
Argentina	2,220	1
Australia/New Zealand	**5,707**	**2**

Source IMS Healthcare

The industry is dominated by global pharmaceutical companies like Pfizer and GlaxoSmithKline whose annual prescription pharmaceutical sales are respectively $45 083 billion and $37 144 billion *(Source Edison Research)* These and global companies like them are totally integrated, having the ability to take a compound from initial concept straight to the market

Biotechnology companies such as ReGen do not have either the capacity to market a product or generally the capacity to carry out late stage clinical trials Their object, therefore, is to get one of the global (or smaller companies with an international presence) to take on their compound and get it to market As a result of this a biotechnology company will receive an upfront payment and payment milestones as the product development progresses Finally, when and if the produce is on the market it will have a small royalty

The prime risk for the biotechnology company is that it will not be able to do a deal or that it will not do a particularly attractive deal There is also a significant risk, before a biotechnology company has done a deal, that it will run out of money as it may not be able to attract further funding Other risks are that, given the size of the company, its competitive intelligence may overestimate both its opportunities and its difficulties Essentially one must remember that even the larger biotechnology companies are very 'small fish in the pharmaceutical sea'

Our Market Place, Principal Risks and Uncertainties, Outlook *(Continued)*

Source IMS Healthcare (Continued)

Turning now to the nutraceutical business, this is a different proposition in terms of risk/reward than that of pharmaceuticals, as generally it is easier to get a product to market because there are not the regulatory hurdles, but the returns will usually be lower In terms of structure, the similarities are that ReGen is dependent on a marketer to sell its end product, but it is able to get the product in a state to be marketed, unlike in pharmaceuticals Once again the prime risk is not doing a licensing deal

With regard to Guildford Clinical Pharmacology Unit Limited the key uncertainty with this business is the fluctuation in orders and the length of time it takes to get them Conversely it only takes a few orders to make it profitable It is a non-core ReGen business, but is a useful adjunct If at any stage it was no longer useful to the Company's business, it could be disposed of without affecting the mainstream business

ReGen has tried to guard against the licensing risk by employing an international marketing consultancy to introduce it to prospective licensees and advise it on the terms of appropriate licensing deals With regard to the problems of funding, ReGen has a long history of raising working capital and has now been on the AIM market since March 2004, having joined Ofex in December 1998 In 2006 we raised £1 9m and in February 2007 we have raised £1 1m to continue the Company's development programme

American Depositary Receipt (ADR) Programme

Looking to the future development of the Company, we have established an ADR programme in the US This is commercially relevant as we carry out research, development and manufacturing in the US and 62% of central nervous system pharmaceutical sales are in the US, which is also the most developed nutraceutical market in the world On the financial side, the US is by far the largest capital market, particularly for biotech, and in consequence we believe that shareholder value will be enhanced by entering into this market

Percy Lomax BSc (Econ) FSI
(Executive Chairman)

Percy Lomax joined the commercial intelligence department of Allen & Hanbury's, part of the Glaxo Group, in July 1967 and has been involved in the drug industry since then, either as an adviser or an employee He was stockbroker in August 1987 to the flotation of Medirace Plc, which became Medeva Plc As a healthcare analyst at Robert Fleming and Co he worked on the second fund raising for Wellcome in 1992 In 1995 he co-founded PolyMasc Pharmaceuticals Plc and was instrumental in its flotation in December of that year In 1996 he was responsible for the rescue rights issue of Proteus Plc and the flotation of Oxford BioMedica plc He joined the Board of ReGen prior to the flotation

Keith Corbin ACIB
(Non-executive Deputy Chairman)

Keith Corbin is a non-executive Director of ReGen and has served on the Board of the Company since 1998 For the last twenty-five years, he has served as the Group Managing Director and Chairman of financial services businesses in various parts of the World From 1979 to 1997, he was the Group Managing Director of Havelet Holdings Limited and he is currently the Chairman of an independent financial services business, Nerine Trust Company Limited, with operations in Guernsey and the British Virgin Islands. He serves as a Non-executive Director on various boards He is an associate of the Chartered Institute of Bankers and a member of the Society of Trust and Estate Practitioners

Norman Lott BSc ACA
(Finance Director and Company Secretary)

Norman Lott qualified as a chartered accountant in 1980 with Ernst & Whinney and joined Peat Marwick Mitchell & Company in their Hong Kong office in 1981 From 1984 onwards he held a number of senior financial positions in commerce and industry before joining Tiger Books International Plc in 1993 as Finance Director and was subsequently appointed as Deputy Managing Director He joined the Board of ReGen as Finance Director in June 1999

Martin Small
(New Projects Director)

Martin Small entered the international commodity trade in 1982, initially trading sugar in the Far Eastern and Middle Eastern markets, before moving to commodity broking in 1985 Working with clients in the Far East and West Africa, he gained an extensive knowledge of the oilseed industry and, in particular, the Hong Kong edible oil market From the beginning of 1991, Martin developed various industrial business ventures in Scandinavia and Poland In 1996 he met Jerzy Georgiades and learned of his work on a prospective therapy for Alzheimer's disease in Poland The work with Dr Georgiades lead to their founding of The Georgiades Foundation Ltd and the acquisition of the ownership and development rights to Colostrinin™ from its original Polish inventors in October 1997 Following the sale of The Georgiades Foundation Limited to ReGen in October 1998, Martin joined ReGen as General Manager and was appointed to the Board as New Projects Director on 10 December 2002

Timothy Shilton BSc Hons
(Development Director)

Tim Shilton has been involved in the pharmaceutical industry for over 20 years After completing his degree at Surrey University in 1979 Tim joined the Regulatory Affairs Department at Wellcome, where he was specifically involved in product registration and licensing He later transferred to International Strategic Marketing/New Products, where he was part of the team responsible for establishing Wellcome as the market leader in antivirals with Zovirax (aciclovir) and Retrovir (AZT) After leaving Wellcome in 1995 Tim consulted for various pharmaceutical and healthcare communications companies, before joining Phairson Medical in 1996, as Product Development and Marketing Director Tim joined ReGen in November 2000 as Development Manager and was appointed to the Board as Development Director on 10th December 2002

Dr Peter Garrod BDS, LDS
(Non Executive Director)

Dr Garrod was educated at the London Hospital, part of the University of London He graduated with a BDS and is a LDS of the Royal College of Surgeons He has been the Senior Partner of the Bower Dental Centre, which specialises in advanced dental cosmetic surgery, for the last 18 years

Professor Marian L Kruzel PhD
(Scientific Consultant)

Professor Marian Kruzel is a faculty member of the Department of Integrative Biology and Pharmacology, The University of Texas, Medical School at Houston He is an internationally recognized immunologist with an established interest and expertise in inflammation and age-related pathophysiology He is the recipient of numerous grants and a participant in NIH funded projects Also, he serves as a reviewer on several scientific journals, including *Clinical and Experimental Immunolog* and *Cellular and Molecular Biology Letter* Recently, he has been elected as an Associate Editor of the *Journal of Experimental Therapeutics and Oncology* In 1999 Prof Kruzel founded PharmaReview Corporation, a consulting firm that provides guidance to bio-medical research companies in various project design and development of clinical protocols He is the former Chairman of the Board of Cancer Coalition of America Through a consultancy agreement with the Company Prof Kruzel is responsible to the Board for scientific research and development and management of the scientific aspects of future clinical development on behalf of the Company

The directors present their report together with the audited financial statements for the year ended 31 December 2006

Results and dividends

The profit and loss account is set out on page 23 and shows the loss for the year

The directors do not recommend the payment of an ordinary dividend (2005 - £Nil)

Principal activities

The principal activity of the Group was drug development and ancillary services, and conducting pharmacokinetic and pharmacodynamic research

Business performance

The Group's current turnover as disclosed in the accounts is generated in total by Guildford Clinical Pharmacology Unit Limited (GCPUL), our contract research subsidiary company Turnover increased by 250% over the previous year to £404,918, with cost of sales at £208,789 GCPUL are targeting to improve margins to over 50%

Development costs rose by 11% to £825,888, which reflected the continuing increase in the Company's research and development programmes Other costs, primarily personnel, rose by 12% to £1,672,486 This is partly due to the expansion at our Guildford subsidiary, but is also attributable to the consolidation of our intellectual property portfolio, without which other costs would have risen by 5% As a result of these factors the loss on ordinary activities after taxation increased by 5% to £2,252,860

The Group's key performance indicators on the development front are the launch of Colostrinin™ in North America in the fourth quarter of 2007 and the successful conclusion of the Zolpidem trial in the first half of 2007 The increase in development spend in 2006 and the planned expenditure in the first half of 2007 reflect the pursuit of these key objectives

In the Balance Sheet the one major difference between 2006 and 2005 is the reduction in cash at bank and at hand The decrease of the cash at bank balance was due to normal business operations It should be noted that the Company raised £1,138,813 in February 2007 following the closure of the accounting period This money is being used in our development of Colostrinin™ and Zolpidem

Principal risks, uncertainties and outlook

A review of the principal risks and outlook is contained in the operational review on pages 12 to 14

Financial Instruments

Details of the use of financial instruments by the Group are contained in note 17 of the financial statements

Policy of the payment of creditors

Amounts due to suppliers are settled promptly within their terms of payment except in cases of dispute

The number of days purchases of the Company represented by trade creditors at 31 December 2006 was 48 (2005 - 48)

Corporate governance

The directors acknowledge the importance of the revised Combined Code issued by the Financial Reporting Council (2006 FRC Code) in June 2006 and intend to apply the Code as appropriate to the Company given its size and nature

A remuneration committee exists and is comprised of the Company's 2 non-executive directors It reviews the performance of executive directors and senior executives and recommends the scale and structure of their remuneration and reviews the basis of their service agreements with due regard to the interests of shareholders No director participates in decisions concerning his own remuneration

An audit committee exists and is comprised of the Company's 2 non-executive directors

Research and development

All expenditure incurred in respect of the development of Colostrinin™ and Zolpidem has been charged to the profit and loss account in accordance with the Group's stated accounting policy

Charitable Donations

The Company donated £350 (2005 - £350) to the Alzheimer's Society during the year

Events after the balance sheet date

On 6 February 2007, the Company issued 151,841,668 ordinary shares of 0 1p each at a premium of 0 65p per share for a consideration of £1,138,813 (see note 30)

Directors

The directors of the Company during the year were

P W C Lomax
K B Corbin – Non-executive
N A C Lott
M J Small
T S Shilton
P R Garrod – Non-executive

Directors' interests

The directors' interests in the shares of the Company at the year end were

	Ordinary shares of 0.1p each		Deferred shares of 4.9p each	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005
P W C Lomax	2,282,069	2,282,069	1,448,736	1,448,736
K B Corbin	1,105,000	105,000	105,000	105,000
N A C Lott	182,000	182,000	32,000	32,000
M J Small	2,248,736	2,248,736	1,348,736	1,348,736
T S Shilton	500,000	500,000	-	-
P R Garrod	66,750,000	61,250,000	3,715,000	3,715,000

Share options held by directors are disclosed in note 7 to the financial statements

Directors' responsibilities

The directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom Generally Accepted Accounting Practice

Company law requires the directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Group for that year In preparing those financial statements, the directors are required to

- select suitable accounting policies and then apply them consistently,
- make judgements and estimates that are reasonable and prudent,
- state whether applicable accounting standards have been followed, subject to any material departure disclosed and explained in the financial statements, and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985 They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities

Auditors

All of the current directors have taken all the steps that they ought to have taken to make themselves aware of any information needed by the company's auditors for the purposes of their audit and to establish that the auditors are aware of that information The directors are not aware of any relevant audit information of which the auditors are unaware

BDO Stoy Hayward LLP have expressed their willingness to continue in office and a resolution to re-appoint them will be proposed at the annual general meeting

By order of the Board

M J Small

Director

Date 20 March 2007

To the shareholders of ReGen Therapeutics Plc

We have audited the group and parent company financial statements of ReGen Therapeutics Plc for the year ended 31 December 2006 which comprise the group profit and loss account, the group and company balance sheets, the group cash flow statement and the related notes These financial statements have been prepared under the accounting policies set out therein

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities the company's directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice)

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland)

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985 and whether the information given in the Director's Report is consistent with these financial statements We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements The other information comprises the summary, the Directors' Report, the Chairman's statement and the Operational review We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements Our responsibilities do not extend to any other information

Our report has been prepared pursuant to the requirements of the Companies Act 1985 and for no other purpose No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of the Companies Act 1985 or has been expressly authorised to do so by our prior written consent Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements

Opinion

In our opinion

- the group financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the group's affairs as at 31 December 2006 and of its loss for the year then ended,

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 31 December 2006,

- the financial statements have been properly prepared in accordance with the Companies Act 1985, and

- the information given in the Directors' Report is consistent with the financial statements

Emphasis of matter – going concern

In forming our opinion, which is not qualified, we have considered the adequacy of the disclosures made in note 28 of the financial statements concerning the uncertainty as to the outcome of future fund-raising and revenues from the North American licensing deal In view of the significance of this matter we consider that it should be drawn to your attention If the company is unable to generate sufficient funds, it may not be able to continue in business The financial statements do not include the adjustments that would result if the company were unable to continue as a going concern

BDO Stoy Hayward LLP

BDO STOY HAYWARD LLP
Chartered Accountants
and Registered Auditors
London

Date 20 March 2007

Consolidated profit and loss account for the year ended 31 December 2006

	Note	2006 £	2005 £
Turnover		404,918	115,657
Cost of sales		208,789	39,713
Gross profit		196,129	75,944
Administrative costs			
Development costs		825,888	745,012
Other		1,672,486	1,496,465
Goodwill amortisation		96,349	94,036
		2,594,723	2,335,513
Operating loss	3	(2,398,594)	(2,259,569)
Interest receivable		36,003	47,139
Interest payable	4	(8,675)	(10,216)
Loss on ordinary activities before taxation		(2,371,266)	(2,222,646)
Taxation on loss on ordinary activities	8	118,406	81,930
Loss on ordinary activities after taxation	20	(2,252,860)	(2,140,716)
Basic and diluted loss per share	9	(0.38p)	(0 56p)

All amounts relate to continuing activities
All recognised gains and losses are included in the profit and loss account

The notes on pages 27 to 45 form part of these financial statements

Consolidated balance sheet at 31 December 2006

	Note	2006 £	2006 £	2005 £	2005 £
Fixed assets					
Intangible assets	10		2,183,597		2,166,765
Tangible assets	11		26,317		21,180
			2,209,914		2,187,945
Current assets					
Stocks	13	20,131		4,276	
Debtors	14	344,982		309,419	
Cash at bank and in hand		508,045		941,503	
		873,158		1,255,198	
Creditors: amounts falling due within one year	15	632,031		618,477	
Net current assets			241,127		636,721
Total assets less current liabilities			2,451,041		2,824,666
Provision for liabilities	16		100,000		-
Net assets			2,351,041		2,824,666
Capital and reserves					
Called up share capital	18		5,992,251		5,797,689
Share premium	20		11,991,836		10,437,948
Other reserves	20		265,745		242,308
Profit and loss account	20		(15,898,791)		(13,653,279)
Shareholders' funds	21		2,351,041		2,824,666

The financial statements were approved by the Board and authorised for issue on

P W C Lomax
Director

26th March 2007

The notes on pages 27 to 45 form part of these financial statements

ReGen Therapeutics Plc

Company balance sheet at 31 December 2006

	Note	2006 £	2006 £	2005 £	2005 £
Fixed assets					
Intangible assets	10		650,160		648,751
Tangible assets	11		4,753		4,714
Investments	12		2,836,437		3,018,527
			3,491,350		3,671,992
Current assets					
Debtors	14	639,230		572,742	
Cash at bank and in hand		507,233		940,942	
		1,146,463		1,513,684	
Creditors: amounts falling due within one year	15	314,225		302,456	
Net current assets			832,238		1,211,228
Total assets less current liabilities			4,323,588		4,883,220
Provision for liabilities	16		9,091		-
Net assets			4,314,497		4,883,220
Capital and reserves					
Called up share capital	18		5,992,251		5,797,689
Share premium	20		11,991,836		10,437,948
Profit and loss account	20		(13,669,590)		(11,352,417)
Shareholders' funds	21		4,314,497		4,883,220

The financial statements were approved by the Board and authorised for issue on

P W C Lomax
Director

Percy W Lomax 30th March 2007

The notes on pages 27 to 45 form part of these financial statements

Consolidated cash flow statement for the year ended 31 December 2006

	Note	2006 £	2006 £	2005 £	2005 £
Net cash outflow from operating activities	22		(2,161,341)		(1,263,628)
Returns on investments and servicing of finance					
Interest received		36,003		47,139	
Interest paid		(8,675)		(10,216)	
			27,328		36,923
Taxation			84,872		104,202
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		(12,725)		(10,814)	
Payments to acquire intangible fixed assets		(92,173)		(95,754)	
			(104,898)		(106,568)
Acquisitions					
Purchase of a subsidiary undertaking Acquisition expenses	29	(21,360)		-	
			(21,360)		-
Net cash outflow before management of liquid resources and financing			(2,175,399)		(1,229,071)
Management of liquid resources					
Decrease/(increase) in short term deposits		436,762		(175,095)	
			436,762		(175,095)
Financing					
Proceeds from shares issued for cash		1,930,000		1,556,000	
Expenses paid on share issue		(183,112)		(133,412)	
			1,746,888		1,422,588
Increase in cash	23		8,251		18,422

The notes on pages 27 to 45 form part of these financial statements

1 Accounting policies

The financial statements have been prepared under the historical cost convention and are in accordance with applicable accounting standards The main accounting policies under UK GAAP are described below and are unchanged from the previous year apart from the adoption of certain new financial reporting standards In preparing these financial statements the Group has adopted FRS 20 "Share-based payment" for the first time

FRS 20 "Share based payment" requires the recognition of share-based payments at fair value at the date of grant Prior to the adoption of FRS 20, the Group recognised the financial effect of the share based payment in the following way when shares and share options were granted to employees a charge was made to the Group profit and loss account and a reserve was created in capital and reserves to record the intrinsic value of the awards in accordance with UITF Abstract 17 (revised 2003) 'Employee Share Schemes'

The change in accounting policy has not resulted in a prior year adjustment as all the previous outstanding share options issued after 7 November 2002 had vested as of 1 January 2006 As all share options had vested at 1 January 2006 there was no FRS 20 charge to be included in the profit and loss

The following principal accounting policies have been applied

Basis of consolidation

The consolidated financial statements incorporate the results of ReGen Therapeutics Plc and all subsidiary undertakings as at 31 December 2006, using the acquisition method of accounting The results of subsidiary undertakings are included from the date of acquisition Intra Group sales and profits are eliminated on consolidation

Goodwill

Goodwill arising on an acquisition of a subsidiary undertaking is the difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired It is capitalised and written off in equal annual instalments over its estimated useful economic life of 20 years Impairment tests on the carrying value of goodwill are undertaken

- at the end of the first full financial year following acquisition
- in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable

Fixed asset investments - Company

Investments acquired in exchange for company shares are held at nominal value where the acquisition met merger relief conditions under Section 131 of the Companies Act 1985 plus the fair value of any other consideration Other investments are stated at cost less any provision for impairment

Turnover

Turnover represents amounts invoiced during the year, exclusive of Value Added Tax

1 Accounting policies *(Continued)*

Depreciation of tangible fixed assets

Depreciation is provided to write off the cost, less residual values of all tangible fixed assets evenly over their expected useful lives It is calculated at the following rate

Office equipment - 25% per annum on cost

Work in progress

Work in progress is valued on the basis of direct costs plus attributable overheads based on normal levels of activity Provision is made for any foreseeable losses where appropriate No element of profit is included in the valuation of work in progress

Foreign currency

Foreign currency transactions of individual companies are translated at the rates ruling when they occurred Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet dates Any differences are taken to the profit and loss account

The results of overseas operations are translated at the average rates of exchange during the year and the balance sheet translated into sterling at the rate of exchange ruling on the balance sheet date Exchange differences which arise from translation of the opening net assets and results of foreign subsidiary undertakings are taken to reserves

Financial instruments

In relation to the disclosures made in note 17

- short-term debtors and creditors are not treated as financial assets or financial liabilities
- the Group does not hold or issue derivative financial instruments for trading purposes

Research and development

Expenditure on pure and applied research and development costs is charged to the profit and loss account in the year in which it is incurred

Patents and trademarks

Costs to obtain patent rights for the use of Colostrinin have been capitalised and will be amortised over 20 years, the expected useful life of the patent from the date the patent is granted

Deferred taxation

Deferred tax balances are recognised in respect of all timing differences that have originated but not reversed by the balance sheet date except that the recognition of deferred tax assets is limited to the extent that the Company anticipates to make sufficient taxable profits in the future to absorb the reversal of the underlying timing differences

Deferred tax balances are not discounted

1 **Accounting policies** *(Continued)*

Leased assets

Rentals applicable to operating leases where substantially all of the benefits and risk of ownership remain with the lessor are charged to the profit and loss account on a straight line basis over the term of the lease

Pension costs

Contributions to defined contribution pension schemes are charged to the profit and loss account in the period in which they become payable

Share based payment

Where share options are awarded to employees, the fair value of the options at the date of grant is charged to the profit and loss account over the vesting period Non-market vesting conditions are taken into account by adjusting the number of equity investments expected to vest at each balance sheet date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest Market vesting conditions are factored into the fair value of the options granted As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied The cumulative expense is not adjusted for failure to achieve a market vesting condition

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the profit and loss account over the remaining vesting period

Where equity instruments are granted to persons other than employees, the profit and loss account is charged with the fair value of goods and services received

National Insurance on Share Options

To the extent that the share price at the balance sheet date is greater than the exercise price on options granted under unapproved schemes after 19 May 2000, provision for any National Insurance contributions has been made based on the prevailing rate of National Insurance The provision is accrued over the performance period attaching to the award

Liquid resources

For the purposes of the cash flow statement, liquid resources are defined as short term deposits, with a maturity date less than three months

2 Turnover

All turnover relates to the Group's principal business activities and arises solely within the United Kingdom

3 Operating loss

			2006 £	2005 £
This has been arrived at after charging				
Depreciation of owned assets			7,588	8,132
Amortisation of goodwill			96,349	94,036
Amortisation of patent costs			125,252	25,083
Auditors' remuneration	- audit fee - Group		42,500	35,000
	- non audit services	- taxation	8,864	15,715
		- IFRS	5,000	-
		- Other services	1,500	3,250
Operating lease rentals	- land and buildings		73,940	68,852
Share-based payment (see note 19)			7,348	-

Included within the Group audit fee is an amount of £21,000 (2005 - £20,000) in respect of the Company

4 Interest payable

	2006 £	2005 £
Bank interest	8,675	10,216

5 Loss attributable to members of the parent company

The Company has taken advantage of the exemption allowed under Section 230 of the Companies Act 1985 and has not presented its own profit and loss account in these financial statements

The Group loss for the year includes a loss after tax of £2,324,521 (2005 - £1,564,022), which is dealt with in the financial statements of the parent company

6 Employees

	Group 2006 £	Group 2005 £	Company 2006 £	Company 2005 £
Staff costs consist of				
Wages and salaries	**669,505**	635,700	**425,275**	413,937
Social security costs	**74,546**	26,386	**49,928**	2,987
Other pension costs	**7,575**	6,366	**-**	-
	751,626	668,452	**475,203**	416,924

The average number of employees during the year, including directors, was as follows

	Group 2006 Number	Group 2005 Number	Company 2006 Number	Company 2005 Number
Administration	**11**	12	**6**	6
Scientific	**2**	2	**1**	1
	13	14	**7**	7

Included in the share-based payments of £7,348 (note 3) is £7,257 relating to the share based payments to employees and directors, this is included in wages and salaries

7 Directors

	2006 £	2005 £
Directors' emoluments by individual		
P W C Lomax	**119,796**	112,976
M C R Beveridge (resigned 26 April 2005)	**-**	9,900
K B Corbin	**26,373**	25,466
N A C Lott	**81,176**	76,228
M J Small	**74,826**	70,833
T S Shilton	**82,872**	80,982
P R Garrod	**21,165**	16,304
	406,208	392,689

Included in the share-based payment of £7,348 (note 3) is £7,174 (2005 – £Nil), which relates to a share based payment to directors

The share options of the directors at the year-end under approved and unapproved share option schemes are set out below

	1 January 2006 Number	Granted (Cancelled) Number	31 December 2006 Number	Exercise price	Date from which exercisable	Expiry date
P W C Lomax	1,500,000	(1,500,000)	-	6p	13 February 2004	13 February 2009
	400,000	(400,000)	-	6p	21 December 2004	21 December 2009
	-	13,000,000	13,000,000	1 25p	31 December 2007	12 December 2016
K B Corbin	150,000	-	150,000	28p	24 March 2002	24 March 2010
	350,000	-	350,000	6p	13 February 2004	13 February 2009
	100,000	-	100,000	6p	21 December 2004	21 December 2009
	-	2,700,000	2,700,000	1 25p	31 December 2007	12 December 2016
N C C Lott	150,000	(150,000)	-	28p	24 March 2002	24 March 2010
	750,000	(750,000)	-	6p	13 February 2004	13 February 2009
	150,000	(150,000)	-	6p	21 December 2004	21 December 2009
	-	8,000,000	8,000,000	1 25p	31 December 2007	12 December 2016
M J Small	150,000	(150,000)	-	12p	5 December 2002	4 December 2011
	900,000	(900,000)	-	6p	13 February 2004	13 February 2009
	100,000	(100,000)	-	6p	21 December 2004	21 December 2009
	-	8,000,000	8,000,000	1 25p	31 December 2007	12 December 2016
T S Shilton	150,0000	(150,000)	-	12p	5 December 2002	4 December 2011
	600,0000	(900,000)	-	6p	13 February 2004	13 February 2009
	200,000	(100,000)	-	6p	21 December 2004	21 December 2009
	-	9,000,000	9,000,000	1 25p	31 December 2007	12 December 2016
P R Garrod	-	2,500,000	2,500,000	1 25p	31 December 2007	12 December 2016

No options were exercised or lapsed during the year The market price of the shares at 31 December 2006 was 1 1p and the range during the financial year was 0 85p to 1 775p

8 Taxation

	2006 £	2005 £
UK corporation tax credit in respect of current period	115,464	81,930
Adjustment in respect of prior years	2,942	-
Total current tax credit	118,406	81,930

The Group has tax losses of approximately £12,000,000 (2005 - £10,000,000) for offset against future profits

The tax for the year differs from the standard rate of corporation tax in the UK The differences are explained below

	2006 £	2005 £
Loss on ordinary activities before tax	2,371,266	2,222,646
Loss on ordinary activities at the standard rate of corporation tax in the UK of 30% (2005 – 30%)	711,380	666,794
Effects of		
Expenses not deductible for tax purposes	(14,278)	(43,207)
Enhanced relief tax research and development	(144,330)	(102,413)
Capital allowances for year in excess of depreciation	(5,633)	31,485
Unrelieved tax losses	(547,139)	(552,659)
R & D tax credit refundable	115,464	81,930
Current tax credit for the year	115,464	81,930

9 Loss per share

The basic loss per ordinary share has been calculated using the weighted average number of shares in issue during the relevant financial year The weighted average number of equity shares in issue are 595,192,463 ordinary shares of 0 1p each and the loss is £2,252,860 (2005 – 383,344,701 ordinary shares of 0 1p each and a loss of £2,140,716)

The Company has instruments that could potentially dilute basic earnings per share in the future, but that have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented These instruments are disclosed per note 18

10 Intangible assets

Group	Goodwill £	Patent rights £	Trade marks £	Total £
Cost				
At 1 January 2006	1,805,976	1,029,819	4,681	2,840,476
Additions	146,260	92,173	-	238,433
At 31 December 2006	**1,952,236**	**1,121,992**	**4,681**	**3,078,909**
Amortisation				
At 1 January 2006	618,723	54,988	-	673,711
Charge for the year	96,349	125,252	-	221,601
At 31 December 2006	**715,072**	**180,240**	-	**895,312**
Net book value				
At 31 December 2006	**1,237,164**	**941,752**	**4,681**	**2,183,597**
At 31 December 2005	1,187,253	974,831	4,681	2,166,765

Company	Patent rights £
Cost	
At 1 January 2006	680,767
Additions	84,647
At 31 December 2006	**765,414**
Amortisation	
At 1 January 2006	32,016
Charge for the year	83,238
At 31 December 2006	**115,254**
Net book value	
At 31 December 2006	**650,160**
At 31 December 2005	648,751

11 Tangible assets

Group

	Office equipment £
Cost	
At 1 January 2006	138,500
Additions	12,725
At 31 December 2006	**151,225**
Depreciation	
At 1 January 2006	117,320
Charge for the year	7,588
At 31 December 2006	**124,908**
Net book value	
At 31 December 2006	**26,317**
At 31 December 2005	21,180

Company

	Office equipment £
Cost	
At 1 January 2006	63,007
Additions	2,650
At 31 December 2006	**65,657**
Depreciation	
At 1 January 2006	58,293
Charge for the year	2,611
At 31 December 2006	**60,904**
Net book value	
At 31 December 2006	**4,753**
At 31 December 2005	4,714

12 Investments - Company

	Investments in subsidiary undertaking £	Loans to subsidiary undertakings £	Total £
At 1 January 2006 – at cost	1,505,029	1,513,498	3,018,527
Additions	32,013	90,513	122,526
Impairment charge	(7,620)	(296,996)	(304,616)
At 31 December 2006 – at cost	1,529,422	1,307,015	2,836,437

The investments at 31 December 2006 represent a 100% investment in ReGen Polska, a 100% interest in the ordinary shares of Guildford Clinical Pharmacology Unit Limited, a 100% interest in Sciencom Limited and a 100% interest in the ordinary 'A' shares of The Georgiades Foundation Limited and its wholly owned subsidiaries, ReGen Biotech Limited and Georgiades Biotech Limited All of the above are unlisted companies

Name	Country of registration	Nature of business
Guildford Clinical Pharmacology Unit Limited	Great Britain	Clinical Research
Sciencom Limited	Great Britain	Developer of Zolpidem
ReGen Biotech Limited *	Great Britain	Dietary supplement licensee
The Georgiades Foundation Limited	British Virgin Islands	Developer of Colostrinin
Georgiades Biotech Limited *	British Virgin Islands	Developer of Colostrinin
ReGen Polska	Poland	Developer of Colostrinin

* Interest held indirectly via The Georgiades Foundation Limited

The investment in The Georgiades Foundation Limited is as follows

Class of share	Number of shares in issue	Percentage held
10c ordinary 'A' shares	22,100	100
10c deferred shares	6,852	58
	28,952	

The share capital of The Georgiades Foundation Limited is denominated in US dollars

13 Stocks

	Group 2006 £	Group 2005 £	Company 2006 £	Company 2005 £
Work in progress	20,131	4,276	-	-

14 Debtors

	Group 2006 £	Group 2005 £	Company 2006 £	Company 2005 £
Amounts due from group undertakings	-	-	406,359	324,167
Trade debtors	59,720	34,532	-	-
Other debtors	85,500	56,580	36,303	33,911
Prepayments	84,298	136,377	81,104	132,734
Corporation tax	115,464	81,930	115,464	81,930
	344,982	309,419	639,230	572,742

All debtors are due within one year

15 Creditors: amounts falling due within one year

	Group 2006 £	Group 2005 £	Company 2006 £	Company 2005 £
Bank overdraft	72,440	77,387	-	-
Trade creditors	288,307	247,631	241,271	233,688
Other taxes and social security costs	45,609	29,554	20,863	19,680
Other creditors	115,571	222,449	15,091	24,588
Accruals	109,928	41,280	37,000	24,500
Minority interests	176	176	-	-
	632,031	618,477	314,225	302,456

The bank overdraft is secured by a fixed and floating charge over the assets of Guildford Clinical Pharmacology Unit Limited

The Company also has in place a committed share finance facility of up to £2,000,000 which is available if required

16 Provision for liabilities

	Deferred consideration	
	Group	Company
	£	£
At 1 January 2006	-	-
Additions	100,000	9,091
At 31 December 2006	100,000	9,091

Under the terms of the agreement to acquire Sciencom Limited there is contingent consideration of £100,000 following the demonstration, to the reasonable satisfaction of ReGen, of the efficacy of Zolpidem, a new formulation, in the form of a clinically significant benefit On the basis of the probable outcome of the studies taking place it is considered to be appropriate to provide for this sum at this stage

17 Financial instruments

The Group's financial instruments comprise principally cash and current asset investments The main purpose of these financial instruments is to finance the Group's operations

The principal risk to the Group is liquidity and this is kept under review by the directors The directors do not believe the Group has any significant currency risk or interest rate risk The cash deposits are held in a mixture of short term deposits and current accounts at floating rates The directors are of the opinion that there is no difference between the fair value and book value of financial instruments

Credit risk

The Group's credit risk is primarily attributable to its trade debtors, which are spread over a range of customers, a factor which helps to dilute the concentration of risk To help mitigate the exposure, credit worthiness checks are undertaken before entering into contracts with new customers in cases where it is deemed necessary Amounts presented in the balance sheet are stated net of allowances for doubtful recovery The credit risk on liquid funds is limited as the funds are held at banks with high credit ratings

18 Share capital

	2006 £	2005 £
Authorised		
29,610,000,000 ordinary shares of 0 1p each	**29,610,000**	29,610,000
110,000,000 deferred shares of 4 9p each	**5,390,000**	5,390,000
	35,000,000	35,000,000
Called up share capital		
694,304,442 ordinary shares of 0 1p each		
(2005 - 499,741,942 ordinary shares of 0 1p each)	**694,303**	499,741
108,121,391 deferred shares of 4 9p each	**5,297,948**	5,297,948
	5,992,251	5,797,689

Deferred shares do not carry voting rights and have no right to receive dividends Deferred shareholders are entitled to receive the amount paid up or credited as paid up on their respective holdings of deferred shares only after there has been paid on each ordinary share the nominal amount paid up on such share plus a further £1 per ordinary share The holders of the deferred shares shall not be entitled to participate further in any distribution of the assets or the capital of the Company

On 14 February 2006, the Company issued 1,562,500 ordinary shares of 0 1p each at a premium of 1 5p per share for a consideration of £25,000 in exchange for 100 £1 ordinary shares, the entire share capital of Sciencom Limited In accordance with Section 131 of the Companies Act 1985 this premium has not been recorded as share premium However it has been included in other reserves

On 25 May 2006, the Company issued 77,500,000 ordinary shares of 0 1p each at a premium of 0 9p per share for a consideration of £775,000

On 8 June 2006, the Company issued 4,500,000 ordinary shares of 0 1p each at a premium of 0 9p per share for a consideration of £45,000

On 26 July 2006, the Company issued 111,000,000 ordinary shares of 0 1p each at a premium of 0 9p per share for a consideration of £1,110,000

The issued shares rank pari passu with existing shares

18 Share capital *(Continued)*

Share options

At 31 December 2006, total share options outstanding under the Company's approved and unapproved share option plan are as set out below

Date of grant	Number of shares	Date from which options are first exercisable	Lapse date	Price per share
24 March 2000	150,000	24 March 2002	23 March 2010	28p
7 December 2000	200,000	1 December 2002	30 November 2010	28p
25 July 2002	89,285	25 July 2002	24 July 2010	1 5p
25 November 2003	1,150,000	25 November 2003	24 November 2010	1 5p
13 February 2005	750,000	13 February 2005	13 February 2009	6p
21 December 2005	325,000	21 December 2005	21 December 2009	6p
12 December 2006	44,250,000	31 December 2007	12 December 2016	1 25p

On 10 October 2005 4,000,000 warrants were issued to J M Finn & Co to subscribe for 0 1p ordinary shares at an exercise price of 1p These warrants are exercisable from 10 October 2005 to 10 October 2008

On 10 October 2005 2,000,000 warrants were issued to E C Capital Limited to subscribe for 0 1p ordinary shares at an exercise price of 1 65p These warrants are exercisable from 10 October 2005 to 10 October 2008

On 10 October 2005 1,000,000 warrants were issued to Headstart Global Fund Limited to subscribe for 0 1p ordinary shares at an exercise price of 1 65p These warrants are exercisable from 10 October 2005 to 10 October 2008

On 10 October 2005 1,000,000 warrants were issued to Headstart Global Aggressive Fund Limited to subscribe for 0 1p ordinary shares at an exercise price of 1 65p These warrants are exercisable from 10 October 2005 to 10 October 2008

19 Share based payment

The Company operates a share based remuneration scheme whereby options vest if certain performance conditions based on product launches and achieving certain revenue and profit targets over 2007, 2008 and 2009, are met

	2006 Weighted average exercise price (pence)	2006 Number	2005 Weighted average exercise price (pence)	2005 Number
Outstanding at the beginning of the year	6.80	2,664,285	-	-
Granted during the year	1.25	44,250,000	-	-
Forfeighted during the year	-	-	-	-
Exercised during the year	-	-	-	-
Lapsed during the year	-	-	-	-
Outstanding at the year end	1.57	46,914,285	-	-

The exercise price of non-vesting options outstanding at the end of the year was 1 25p (2005 – Nil) and their weighted average contractual life was 2 75 years (2005 – Nil)

Of the total number of options outstanding at the end of the year, 2,664,285 (2005 – 2,664,285) had vested and were exercisable at the end of the year

The weighted average fair value of each option granted during the year was 0 52p (2005 – Nil)

	2006	2005
Equity-settled		
Option price model used	Black-Scholes	-
Weighted average share price at grant date (pence)	1.25	-
Exercise price	1.25	-
Weighted average contractual life (days)	990	-
Expected volatility	60%	-
Risk-free interest rate	5.25%	-

The volatility assumption, measured at the standard deviation of expected share price returns, is based on a statistical analysis of monthly share prices over the last three years

	2006	2005
The share-based remuneration expense (note 3) comprises		
Equity-settled schemes	7,348	-

20 Reserves

Group	Other reserves £	Share premium £	Profit and loss account £
At 1 January 2006	242,308	10,437,948	(13,653,279)
Shares issued	23,437	1,737,000	-
Share issue costs written off (£30,000 non-cash)	-	(183,112)	-
Loss transferred to reserves	-	-	(2,252,860)
Share option charge	-	-	7,348
At 31 December 2006	**265,745**	**11,991,836**	**(15,898,791)**

Company	Share premium £	Profit and loss account £
At 1 January 2006	10,437,948	(11,352,417)
Shares issued	1,737,000	-
Share issue costs written off (£30,000 non-cash)	(183,112)	-
Loss transferred to reserves	-	(2,324,521)
Share option charge	-	7,348
At 31 December 2006	**11,991,836**	**(13,669,590)**

21 Reconciliation of movements in equity shareholders' funds

Group	2006 £	2005 £
Loss for the financial year	**(2,252,860)**	(2,140,716)
Share option charge	**7,348**	-
New shares issued	**1,771,887**	1,422,588
(Decrease) to equity shareholders' funds	**(473,625)**	(718,128)
Opening equity shareholders' funds	**2,824,666**	3,542,794
Closing equity shareholders' funds	**2,351,041**	2,824,666

21 Reconciliation of movements in equity shareholders' funds *(Continued)*

Company

	2006 £	2005 £
Loss for the financial year	(2,324,521)	(1,564,022)
Share option charge	7,348	-
New shares issued	1,748,450	1,422,588
(Decrease) to equity shareholders' funds	(568,723)	(141,434)
Opening equity shareholders' funds	4,883,220	5,024,654
Closing equity shareholders' funds	4,314,497	4,883,220

22 Reconciliation of operating loss to net cash outflow from operating activities

	2006 £	2005 £
Operating loss	(2,398,594)	(2,259,569)
Amortisation	221,601	119,119
Depreciation	7,588	8,132
Share option charge	7,348	-
Increase in stocks	(15,855)	(3,776)
(Increase)/decrease in debtors	(1,930)	831,858
Increase in creditors	18,501	40,608
Net cash outflow from operating activities	(2,161,341)	(1,263,628)

23 Reconciliation of net cash flow to movement in net funds

	2006 £	2005 £
Increase in cash in the year	8,251	18,422
(Decrease)/increase in liquid resources	(436,762)	175,095
Movement in net (debt)/funds in the year arising from cash flows	(428,511)	193,517
Net funds at start of year	864,116	670,599
Net funds at end of year (note 24)	435,605	864,116

24 Analysis of net funds

	At start of year £	Cash flow £	At end of year £
Cash in hand	31,245	3,304	34,549
Bank overdraft	(77,387)	4,947	(72,440)
	(46,142)	8,251	(37,891)
Liquid resources	910,258	(436,762)	473,496
Total	864,116	(428,511)	435,605

25 Major non-cash transaction

On 14 February 2006 the Company issued 1,562,500 ordinary shares of 0 01p each for a consideration of £25,000 in exchange for 100 ordinary shares of 100p each in Sciencom Limited (see note 29)

26 Commitments under operating leases

As at 31 December 2006, the Company had annual commitments under non-cancellable operating leases as set out below

Group and Company	Land and buildings 2006 £	Land and buildings 2005 £
Operating leases which expire		
Within one year	15,833	19,000

27 Related party transactions

The following directors provided services on an arms length basis to the Group and the amounts charged were

P W C Lomax	£14,882 (2005 - £12,544) Services through Lomax Pharmaceutical Consulting of which P W C Lomax is a partner The balance outstanding at 31 December 2006 was £1,293 75 (2005 - £Nil)
K B Corbin	£2,229 (2005 - £961) Services through Nerine Trust Company Limited of which K B Corbin is a director The balance outstanding at 31 December 2006 was £1,258 (2005 - £Nil)

28 Going concern

The directors have reviewed and amended the Company's plans for utilising its existing resources and believe that future funds available together with revenues from North American licensing will be sufficient for the Group's purposes for a minimum of 12 months

On this basis the directors consider it appropriate to prepare the financial statements on the going concern basis

If licensing deals, further fundraising or ongoing drug development programmes are not successful then adjustments may be necessary to write down assets to their recoverable amounts, reclassify fixed assets and long term liabilities as current and provide for additional liabilities

29 Acquisition

Acquisition of Sciencom Limited

On 14 February 2006 the Group completed the acquisition of Sciencom Limited for £25,000, financed by the issue of 1,562,500 ReGen Therapeutics Plc ordinary shares of 0 1p each at 1 6p, the mid market closing price on 8 February 2006 ReGen has also agreed to pay additional consideration for the acquisition of £100,000 following the demonstration to the reasonable satisfaction of the Company, of the efficacy of Zolpidem a new formulation in the form of a clinically significant benefit

The acquisition has been accounted for using the acquisition method of accounting

In calculating the goodwill arising on acquisition, the fair value of net assets of Sciencom Limited have been assessed at £100 Sciencom Limited was a dormant company and there was no difference between the fair value and the book value of the net assets at that date

	£
Value of consideration (including deferred consideration of £100,000 and acquisition costs of £21,360 paid in cash)	**146,360**
Net assets acquired	**100**
Goodwill arising on acquisition (note 10)	**146,260**

30 Events after the balance sheet date

On 6 February 2007, the Company issued 151,841,668 ordinary shares of 0 1p each at a premium of 0 65p per share for a consideration of £1,138,813

END